UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule (13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-d2(a)
(Amendment No. __)*
Cronos Group Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

22717L101
(CUSIP Number)

Jason Adler 489 5th Avenue, Suite 29A New York, New York 10017 (212) 659-3838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22717L101	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gotham Green Fund 1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 450,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 450,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(1)
14	TYPE OF REPORTING PERSON PN

(1) This calculation is based on 176,755,421 common shares, no par value (“Common Shares”), of Cronos Group Inc. (the “Issuer”) outstanding as of June 8, 2018.

CUSIP No. 22717L101	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gotham Green GP 1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 450,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 450,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
14	TYPE OF REPORTING PERSON OO

(2) This calculation is based on 176,755,421 Common Shares of the Issuer outstanding as of June 8, 2018.

CUSIP No. 22717L101	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jason Adler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,575,601 (includes Common Shares underlying warrants and options. See Item 5.)
	8	SHARED VOTING POWER 450,465
	9	SOLE DISPOSITIVE POWER 16,575,601 (includes Common Shares underlying warrants and options. See Item 5.)
	10	SHARED DISPOSITIVE POWER 450,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,026,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%(3)
14	TYPE OF REPORTING PERSON IN

(3) This calculation is based on 176,755,421 Common Shares of the Issuer outstanding as of June 8, 2018.

CUSIP No. 22717L101	SCHEDULE 13D	Page 5 of 8

ITEM 1.   SECURITY AND ISSUER.

This Statement is being filed by Gotham Green Fund 1, L.P. (“Gotham Green”), Gotham Green GP 1, LLC (“Gotham Green GP”) and Jason Adler (together with Gotham Green and Gotham Green GP, the “Reporting Persons”) and relates to Common Shares issued by the Issuer. The principal executive offices of the Issuer are located at 720 King Street West, Suite 320 Toronto, Ontario M5V 2T3.
ITEM 2.   IDENTITY AND BACKGROUND.

(a) and (f) Gotham Green is a limited partnership organized and existing under the laws of Delaware. The general partner of Gotham Green is Gotham Green GP, a limited liability company organized and existing under the laws of Delaware. The citizenship of Jason Adler and the natural persons who are officers, directors or controlling persons of Gotham Green and Gotham Green GP are set forth in Annex A.
(b) and (c) The address for Gotham Green and Gotham Green GP is 489 5th Avenue, Suite 29A, New York, NY 10017. Gotham Green GP is the general partner of Gotham Green, a private equity firm focused primarily on early-stage investing in companies in the cannabis industry. The name, residence or business address and principal occupation or employment of each controlling person of Gotham Green and Gotham Green GP, including Jason Adler, are available in Annex A to this Schedule 13D.
(d) and (e) During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person, as applicable, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Common Shares.
ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Gotham Green GP is the general partner of Gotham Green. Gotham Green GP purchased for the account of Gotham Green an aggregate of 450,465 Common Shares for total consideration (including brokerage commissions) of $1,454,411.65. Gotham Green funded these transactions out of its working capital.
Jason Adler purchased an aggregate of (i) 6,679,092 Common Shares and (ii) warrants of the Issuer exercisable for 8,737,134 Common Shares for total consideration (including brokerage commissions) of CAD $1,688,950.25. Jason Adler also was awarded stock options of the Issuer exercisable for 1,159,375 Common Shares. Jason Adler funded these transactions out of his personal funds.

CUSIP No. 22717L101	SCHEDULE 13D	Page 6 of 8

ITEM 4.  PURPOSE OF TRANSACTION.
The Reporting Persons acquired the Common Shares for investment purposes. Each of the Reporting Persons expects to evaluate on an ongoing basis its interest in, and intentions with respect to, the Issuer, and reserves the right to change its plans and intentions at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in open market, privately negotiated or other transactions, acquire additional securities of the Issuer, including additional Common Shares; dispose of all or a portion of its securities of the Issuer, including the securities of the Issuer that it now owns or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities. Each of the Reporting Persons may also explore plans or proposals, including encouraging the Issuer to consider plans or proposals which relate to or could result in any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.
ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The responses to this Item 5 and the information on the cover page are based on there being 176,755,421 Common Shares outstanding.
(a) and (b) Based on the foregoing, (i) the 450,465 Common Shares beneficially owned by Gotham Green and Gotham Green GP represent approximately 0.3% of the Common Shares outstanding and (ii) the 16,575,601 Common Shares (which includes 8,737,134 Common Shares underlying warrants and 1,159,375 Common Shares underlying stock options referenced in Item 3 of this Schedule 13D) beneficially owned by Jason Adler represent approximately 9.4% of the Common Shares outstanding.
The Common Shares beneficially owned by Jason Adler excludes 2,073,959 Common Shares issuable upon the exercise of stock options awarded to Jason Adler because such stock options have not yet vested.
As the general partner of Gotham Green, Gotham Green GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 450,465 Common Shares held for the account of Gotham Green. By virtue of Jason Adler’s position as the Managing Member of Gotham Green GP, Jason Adler may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 450,465 Common Shares held for the account of Gotham Green and, therefore, Jason Adler may be deemed to be the beneficial owner of such Common Shares.
As of the date hereof, none of the Reporting Persons own any Common Shares other than the Common Shares covered in this statement on Schedule 13D.
(c) The transactions by the Reporting Persons in the Common Shares during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Persons have not effected any transaction in the Common Shares in the last 60 days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Common Shares beneficially owned by the Reporting Persons.
(e) Not applicable.

CUSIP No. 22717L101	SCHEDULE 13D	Page 7 of 8

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Jason Adler holds 8,737,134 warrants that are exercisable for 8,737,134 Common Shares, which are subject to the following terms:
Grant Date	Number of Warrants	Exercise Price	Expiration
October 2015	236,602	$0.31	October 2020
May 2016	8,500,530	$0.245	May 2021

Jason Adler holds 1,159,375 stock options that are exercisable for 1,159,375 Common Shares within 60 days of June 8, 2018, which are subject to the following terms:
Grant Date	Number of Options	Exercise Price	Expiration	Vesting Schedule
August 5, 2016	41,667	$0.50	August 5, 2021	48 months
October 6, 2016	550,000	$1.23	October 6, 2021	48 months
April 12, 2017	433,333	$3.14	April 12, 2022	48 months
August 23, 2017	125,000	$2.42	August 23, 2022	48 months
May 17, 2018	9,375	$7.57	May 17, 2023	48 months

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of June 8, 2018 between the Reporting Persons.

CUSIP No. 22717L101	SCHEDULE 13D	Page 8 of 8
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2018

GOTHAM GREEN FUND 1, L.P.

By:	/s/ Jason Adler
Name: Jason Adler
Title: Managing Member of the General Partner

GOTHAM GREEN GP 1, LLC

By:	/s/ Jason Adler
Name: Jason Adler
Title: Managing Member

JASON ADLER

By:	/s/ Jason Adler
Name: Jason Adler

Annex A

GOTHAM GREEN FUND 1, L.P.

Controlling Persons

Name	Business Address	Principal Occupation or Employment	Citizenship
Jason Adler	489 5th Ave, Suite 29A, NYC, NY 10017	Managing Member, Investment Firm	USA

GOTHAM GREEN GP 1, LLC

Controlling Persons

Name	Business Address	Principal Occupation or Employment	Citizenship
Jason Adler	489 5th Ave, Suite 29A, NYC, NY 10017	Managing Member, Investment Firm	USA

Annex B

Schedule of Transactions

GOTHAM GREEN FUND 1, L.P.

Date of Transaction	Security	Amount of Securities Bought	Unit Cost	Where and How Effected
4/4/2018	Common Shares	200,000	$5.27	Open Market